Exhibit 99.15

CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

Re:           SilverCrest Mines Inc. – Form 40-F

I, Nathan Eric Fier, do hereby consent to (i) the filing of (A) the technical information in the Management Discussion and Analysis (the “MD&A”) for the year ended December 31, 2012 of SilverCrest Mines Inc. (the “Company”) and (B) the scientific and technical information relating to the Company's mineral properties disclosed in this Annual Information Form (the “AIF”) for the year ended December 31, 2012, and (ii) the use of my name in the AIF and the MD&A, and the Annual Report on Form 40-F of the Company for the year ended December 31, 2012 and any amendments thereto incorporating by reference the Company’s AIF, MD&A and the Annual Report on Form 40-F.

DATED the 4th day of April, 2013

By:
Name: Nathan Eric Fier
Company: SilverCrest Mines Inc.
Title: Chief Operating Officer